SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 10, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	6368F	October 10, 2008
2.	Regulatory News Service Notice	6271F	October 10, 2008

08005545

SUPPL

10/23

SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>
10/10/2008 11:51 AM

To eleanor.besserman@
cc
bcc
Subject Hemscott News Alert - Elementis PLC

RNS Number : 6368F
Elementis PLC
10 October 2008

A Second Price Monitoring Extension has been activated in this security.

A Second Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>		To	eleanor.besserman@
10/10/2008 11:38 AM		cc	
		bcc	
		Subject	Hemscott News Alert - Elementis PLC

RNS Number : 6271F
Elementis PLC
10 October 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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END